AB Volvo Files for Delisting
from NASDAQ

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 3, 2007--Regulatory News:

    AB Volvo files for delisting of the Volvo shares (ADRs) from the NASDAQ stock exchange in the United States. The delisting will be effective as of December 13, 2007. After the delisting has become effective, AB Volvo intends to apply for deregistration of the Class B share from the US Securities and Exchange Commission, SEC.

    In June 2007, Volvo (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) announced that the Company's Board had decided to apply for delisting of the Volvo American Depositary Receipts (ADRs) from the NASDAQ stock exchange in the United States and for deregistration of the Class B shares from the SEC.

    Volvo's ADRs, which correspond to Class B shares, have been listed on NASDAQ since December 1984. The listing was part of efforts to increase international ownership of Volvo. The deregulation of international capital markets and the increase in international ownership of shares on the OMX Nordic Exchange Stockholm have resulted in trading being concentrated to the OMX Nordic Exchange Stockholm.

    The delisting will be effective as of December 13, 2007. After the delisting has become effective, Volvo intends to apply for deregistration of its Class B shares from the SEC. As a result, Volvo will no longer be obligated to submit certain reports and forms to the
SEC, including the 20-F and 6-K. However, Volvo intends to maintain the program for ADRs and Volvo's annual report and other financial information will continue to be posted on the company's website.

    Following the delisting, all trading in Volvo shares will be concentrated to the OMX Nordic Exchange Stockholm. The Volvo shares have previously been delisted from among others the stock exchanges in Tokyo, London, Paris, Brussels, Oslo and Helsinki, as well as from the exchanges in Germany and Switzerland.

    The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 100,000 people, has production facilities in 19 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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    CONTACT: Volvo
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             or 0705 59 11 49
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             or +46 706 54 55 22